U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                            SEC File No. 0-19365

                                                          CUSIP No.: 228341 30.1


(Check One):      [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                  [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period ended:  December 31, 2002
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:_______________________________________

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________


PART I - REGISTRANT INFORMATION

         Full Name of Registrant:           Crown Energy Corporation
         Former Name if Applicable:
         Address of Principal Executive
         Office (Street and Number)         1710 West 2600 South
         City, State and Zip Code           Woods Cross, 84087


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date. [X]

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [ ]

PART III- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Company was unable to file its Annual Report on Form 10-K for the period ending December 31, 2002 due to additional work required to review its financial statements. The Company was unable to eliminate the delays associated with these matters, as they relate to the preparation of its Annual Report on Form 10-K, without unreasonable effort or expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Lorin E. Patterson                   (913)                451-6060
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                  (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The company recorded revenues of roughly $18 million for the year ended 2002 down from the previous years revenues of $27 million. Revenues are primarily derived from the sale of asphalt products. Gain from a recovery of bad debt expenses increased significantly for the year ended 2002 in the amount of approximately $1.6 million. Impairment losses of property, equipment and goodwill increased for the year ended 2002 to an estimated $810 thousand. A gain from the sale of interest in an unconsolidated affiliate of roughly $2.9 million will be realized in the year ending 2002. The Company will record an extraordinary gain from recognition of a debt settlement with a minority interest holder in a consolidated L.L.C. for the year ended 2002 in the amount of approximately $30 million.

                            Crown Energy Corporation
                   -------------------------------------------
                  (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 28, 2003                        By: /s/ Jay Mealey
                                              ----------------------------------
                                            Jay Mealey, Chief Executive Officer,
                                            Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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